

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   October 30, 2017

<u>Via E-Mail</u>
Ms. Joli L. Gross
Senior Vice President, General Counsel, and Corporate Secretary
United Rentals (North America), Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

> **Re: United Rentals (North America), Inc. and**
> **Co-registrants Listed in Table of Co-registrants**
> **Registration Statement on Form S-4**
> **Filed October 18, 2017**
> **File No. 333-221007**

Dear Ms. Gross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
Robert W. Downes, Esq.
Sullivan & Cromwell LLP
125 Broad Street

New York, NY 10004